FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2005

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on October 21, 2005, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on October 28, 2005, by the registrant announcing consolidated financial results for the fiscal 2006 first half, ended September 30, 2005.

3.	Supplemental consolidated financial data for the fiscal 2006 first half, ended September 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: November 8, 2005

October 21, 2005

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Brendon Gore (Europe)

(Tel: +44-20-8899-2217)

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Norio Iino (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, October 21, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between October 3, 2005 and October 21, 2005

3.	Aggregate number of shares repurchased: 5,093,000 shares

4.	Aggregate repurchase amount: 9,999,564,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2005:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 120 million shares

•	Aggregate repurchase amount: Up to 150 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2005 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 45,894,000 shares

•	Aggregate repurchase amount: 79,997,176,000 yen

(Reference 2)

The number of shares issued and treasury stock as of June 30, 2005:

•	Total number of shares issued (excluding treasury stock): 2,236,604,523 shares

•	Treasury stock: 216,448,974 shares

# # #

October 28, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 113 yen.)

MATSUSHITA REPORTS FIRST HALF NET PROFIT INCREASE

- Strong Second Quarter Contributes to First Half Earnings Gains -

Osaka, Japan, October 28, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the second quarter and first half, and non-consolidated (parent company alone) results for the first half, ended September 30, 2005, of the current fiscal year, ending March 31, 2006 (fiscal 2006).

Consolidated Second-quarter Results

Consolidated group sales for the second quarter totaled 2,211.0 billion yen (U.S.$19.57 billion), mostly unchanged from 2,216.5 billion yen in the same three-month period a year ago. Explaining the second quarter results, the company cited sales gains in digital audiovisual (AV) products and MEW and PanaHome. Sales declines, however, were recorded in information and communications equipment, Home Appliances and Components and Devices. Of the consolidated group total, domestic sales were down 4% to 1,109.0 billion yen ($9.82 billion), from 1,150.1 billion yen a year ago. Overseas sales increased 3%, to 1,102.0 billion yen ($9.75 billion), from 1,066.4 billion yen in the second quarter of fiscal 2005. Excluding the effects of currency translation, overseas sales were up 1% from a year ago on a local currency basis.1

[1]	Sales on a local currency basis is not a measure conforming with U.S. generally accepted accounting principles (U.S. GAAP). However, the company believes that this measure is useful to investors in promoting understanding of the company's business conditions by excluding the influence of foreign currency exchange rate fluctuations.

During the second quarter, the overall economic situation in Japan continued a moderate recovery trend, but consumer spending remained weak. Economic conditions in the United States were favorable, with steady growth in housing investment and consumer spending. However, there arose concerns about the prospects of the U.S. economy, including economic effects of recent hurricanes and risks associated with excessive housing investment. Meanwhile, the European economy remained in a relatively severe condition due to sluggish consumer spending. The economy in China maintained high growth, although factors such as overproduction, excessive capital investment and appreciation of the Chinese yuan have led to cautious optimism. The outlook for the global economy is quite uncertain due mainly to the adverse impact of rising crude oil prices on major world economies.

In the electronics industry, although a moderate recovery was achieved through further inventory adjustments of components and devices, a severe business environment continues due mainly to rising raw materials prices and intensified global competition. Under these circumstances, Matsushita is accelerating the implementation of growth strategies and strengthening management structures to achieve its target of an operating profit ratio of 5% or more for the year ending March 2007.

As part of such efforts, the company successfully launched a new series of V-products and promoted the simultaneous introduction of products such as flat-panel TVs in Japan, the United States and Europe, resulting in increased market share. Meanwhile, the company promoted collaboration activities with Matsushita Electric Works, Ltd. (MEW) to launch “Collaboration V-products,” such as bathroom systems, which were developed through integrated black-box technologies from Matsushita and MEW. The two companies also established a new marketing organization. Furthermore, to strengthen management structures, Matsushita launched a Next Cell Production Project to achieve further reductions in inventories and improve cost competitiveness. Also, a Second Corporate Cost Busters Project was launched to enhance profitability by eliminating redundancies throughout the Matsushita group.

Regarding earnings, negative factors such as intensified global price competition and increased raw materials costs, including crude oil prices, were more than offset by comprehensive cost reduction efforts, the effects of restructuring initiatives implemented in the preceding fiscal year and other positive factors. As a result, operating profit2 for the second quarter was up 11%, to 125.1 billion yen ($1.11 billion), from 112.8 billion yen in the same period a year ago. Pre-tax income totaled 87.9 billion yen ($778 million), up 55% from 56.8 billion yen last year. This improvement was due mainly to a decrease in expenses associated with early retirement programs to 20.6 billion yen ($182 million), compared with 45.7 billion yen in the previous year’s second quarter. Net income increased 33% to 31.0 billion yen ($274 million), from 23.4 billion yen in the same quarter of the previous year.

Consolidated First-half Results

Combining the second quarter results with those of the first quarter, consolidated group sales for the first fiscal half ended September 30, 2005 decreased 1% to 4,259.2 billion yen ($37.69 billion), compared with 4,318.5 billion yen in the same six-month period a year ago. Explaining the first half results, the company cited sales gains in digital AV products, such as flat-panel TVs, and MEW and PanaHome. Such gains, however, were offset by sales declines in Components and Devices and JVC. Domestic sales decreased 1% to 2,173.7 billion yen ($19.24 billion), while overseas sales were also down 1% to 2,085.5 billion yen ($18.45 billion). Excluding the effects of currency translation, overseas sales decreased 2% from a year ago on a local currency basis.

For reasons similar to those given for second quarter results, the company’s operating profit for the first fiscal half increased 9% to 171.1 billion yen ($1.51 billion), from 156.3 billion yen in the comparable period a year ago. Pre-tax Income for the six-month period increased 12% to 154.1 billion yen ($1.36 billion), compared with 137.3 billion yen a year ago. In other income (deductions), the company recorded a 10.3 billion yen gain from the sale of shares of Matsushita Leasing & Credit Co., Ltd. (MLC),3 and incurred 20.8 billion yen as expenses associated with the implementation of early retirement programs. Net income was also up 15% to 64.4 billion yen ($570 million), as compared with 56.2 billion yen in the first half of the previous year. The company’s net income per common share was 28.82 yen ($0.26) on a diluted basis, versus 24.26 yen in the first half of last year.

[2]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 16.
[3]	For information about the sale of shares of MLC, see Note 3 of Notes to consolidated financial statements on page 16.

Consolidated First-half Sales Breakdown by Product Category

The company’s first-half consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales totaled 1,747.4 billion yen ($15.46 billion), mostly unchanged from 1,746.0 billion yen in last year’s first half. Sales of video and audio equipment increased 2% from the previous year’s first half, because favorable sales in digital AV products such as flat-panel TVs and digital cameras exceeded declines in audio equipment and CRT TVs.

In information and communications equipment, the company recorded strong sales of PCs and automotive electronics, but sales downturns in cellular phones, facsimile machines and other products led to a 1% decrease overall.

Home Appliances

Sales of Home Appliances decreased 5% to 578.4 billion yen ($5.12 billion), compared with 609.4 billion yen in last year’s first half. Although domestic sales of air conditioners were favorable, sales declines in compressors and household equipment resulted in overall lower sales.

Components and Devices

Sales of Components and Devices were also down 9% to 531.0 billion yen ($4.70 billion), compared with 582.5 billion yen in the same period of the previous year. Sales of semiconductors and general components decreased from last year’s first half, although overseas sales increases were recorded in batteries.

MEW and PanaHome

Sales of MEW and PanaHome increased 6% to 752.4 billion yen ($6.66 billion), from 711.6 billion yen last year. At MEW and its subsidiaries, sales gains were recorded in electrical construction materials, due mainly to strong private capital investment, and sales of automation controls increased due to favorable sales in equipment for IT terminals. Meanwhile, sales gains at PanaHome Corporation were recorded in rental apartment housing and home remodeling.

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 333.7 billion yen ($2.95 billion), down 6% from 354.2 billion yen in the first half of the previous year. This result is due primarily to sluggish sales of consumer-use products overseas.

Other

Sales for Other totaled 316.3 billion yen ($2.80 billion), slightly up compared with the first half of the previous year. Sales increases in factory automation equipment were recorded in the Japanese domestic market and overseas within this category.

Non-Consolidated (Parent Company Alone) First Half Results4

First-half parent-alone sales increased 5% to 2,176.1 billion yen, from 2,071.3 billion yen in the same six-month period a year ago. Sales increases were recorded in AVC Networks, as well as MEW products, due mainly to collaboration activities with MEW.

Regarding parent-alone earnings, operating profit totaled 59.8 billion yen, up slightly from the previous year’s first half. This increase was realized mainly by sales gains and various comprehensive cost reduction initiatives, despite price declines. Recurring profit increased 36% to 92.5 billion yen, from 68.1 billion yen in the previous first half. In addition to operating profit, the increase in recurring profit was attributable to dividend income from subsidiaries and provisions for losses on investments. Parent-alone net income also increased, up 90% to 95.7 billion yen, from 50.4 billion yen in the first half of last year, including a 21.0 billion yen gain from the sale of shares of a subsidiary and a 27.1 billion yen loss from restructuring.

[4]	Non-consolidated (parent company alone) results are in conformity with Japanese generally accepted accounting principles.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2006 first half amounted to 192.0 billion yen ($1.70 billion). This was attributable to cash inflows from net income and depreciation, despite increased inventories caused by seasonal factors such as year-end sales. Net cash provided by investing activities amounted to 274.4 billion yen ($2.43 billion). Capital expenditures for tangible fixed assets of 196.5 billion yen, mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDPs) and semiconductors, were offset by cash inflows associated with the sale of shares of MLC. Net cash used in financing activities was 189.4 billion yen ($1.68 billion). Major factors included a repurchase of the company’s common stock and the repayments of long-term debt. All these activities resulted in cash and cash equivalents of 1,455.7 billion yen ($12.88 billion) at the end of the fiscal 2006 first half.

The company’s consolidated total assets as of September 30, 2005 increased by 33.1 billion yen as compared with the end of the last fiscal year (March 31, 2005), to 8,090.0 billion yen ($71.59 billion). The increase was due mainly to the increased inventories caused by the aforementioned seasonal factors. Stockholders’ equity increased 81.9 billion yen, as compared with the end of the last fiscal year, to 3,626.1 billion yen ($32.09 billion) as of September 30, 2005. This was primarily attributable to increases in retained earnings and accumulated other comprehensive income, despite an increase in treasury stock on continued repurchases of the company’s own shares.

Interim Dividend

The Board of Directors of the company voted today to distribute an interim (semiannual) cash dividend of 10.00 yen per common share to shareholders of record on September 30, 2005, payable November 30, 2005. This is an increase from last year’s interim dividend (7.50 yen), based on a new policy for profit distribution to shareholders (see pages 25-26).

Year-end Dividend

The Board of Directors of the company also voted today in favor of a plan to propose a year-end cash dividend of 10.00 yen per common share (payable to shareholders of record as of March 31, 2005) subject to approval at the company’s ordinary general meeting of shareholders to be held in June 2006. If implemented, total dividends for fiscal 2006, including the aforementioned interim dividend of 10.00 yen per common share, will be 20.00 yen per common share (see pages 25-26).

Outlook for the Full Fiscal Year 2006

The company expects the future business environment to remain quite uncertain in the second half of fiscal 2006, with price increases in crude oil and other raw materials and continuing price declines due to fierce global competition. Considering these conditions, the forecast for the full fiscal year 2006, ending March 31, 2006, remains unchanged from the forecast announced on April 28, 2005.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam, and Frankfurt stock exchanges.

For more information, please visit the following Web sites:

Matsushita home page URL: http://panasonic.co.jp/global/

Matsushita IR Web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended September 30)

	Yen (millions)		Percentage 2005/2004	U.S. Dollars (millions)

	2005	2004		2005
Net sales	¥2,211,052	¥2,216,510	100%	$19,567
Cost of sales	(1,548,264)	(1,609,269)		(13,701)
Selling, general and administrative expenses	(537,722)	(494,368)		(4,759)

Operating profit	125,066	112,873	111%	1,107

Other income (deductions):
Interest income	6,374	4,405		57
Dividend income	504	329		4
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	3,999		—
Interest expense	(6,388)	(4,013)		(57)
Expenses associated with the implementation of early retirement programs **	(20,572)	(45,690)		(182)
Other loss, net	(17,067)	(15,092)		(151)

Income before income taxes	87,917	56,811	155%	778

Provision for income taxes	(49,697)	(26,221)		(440)
Minority interests	2,278	(4,716)		20
Equity in earnings (losses) of associated companies	(9,534)	(2,513)		(84)

Net income	¥30,964	¥23,361	133%	$274

Net income, basic
per common share	13.94 yen	10.10 yen		$0.12
per ADS	13.94 yen	10.10 yen		$0.12
Net income, diluted
per common share	13.94 yen	10.10 yen		$0.12
per ADS	13.94 yen	10.10 yen		$0.12
(Parentheses indicate expenses, deductions or losses.) * ** See Notes to consolidated financial statements on pages 16-17.

Supplementary Information (Three months ended September 30)
	Yen (millions)			U.S. Dollars (millions)

	2005	2004		2005
Depreciation (tangible assets):	¥67,468	¥74,821		$597
Capital investment *:	¥70,363	¥76,214		$623
R&D expenditures:	¥143,015	¥161,788		$1,266

Number of employees (Sep. 30)	332,548	339,607

*	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Six months ended September 30)

	Yen (millions)		Percentage 2005/2004	U.S. Dollars (millions)

	2005	2004		2005
Net sales	¥4,259,213	¥4,318,537	99%	$37,692
Cost of sales	(2,957,166)	(3,075,596)		(26,170)
Selling, general and administrative expenses	(1,130,960)	(1,086,607)		(10,008)

Operating profit	171,087	156,334	109%	1,514

Other income (deductions):
Interest income	11,143	9,118		99
Dividend income	4,759	3,908		42
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	31,509		—
Interest expense	(10,233)	(11,494)		(91)
Expenses associated with the implementation of early retirement programs **	(20,774)	(49,609)		(184)
Other loss, net	(1,871)	(2,493)		(16)

Income before income taxes	154,111	137,273	112%	1,364
Provision for income taxes	(85,428)	(60,832)		(756)
Minority interests	6,596	(15,346)		58
Equity in earnings (losses) of associated companies	(10,872)	(4,916)		(96)

Net income	¥64,407	¥56,179	115%	$570

Net income, basic
per common share	28.82 yen	24.26 yen		$0.26
per ADS	28.82 yen	24.26 yen		$0.26
Net income, diluted
per common share	28.82 yen	24.26 yen		$0.26
per ADS	28.82 yen	24.26 yen		$0.26
(Parentheses indicate expenses, deductions or losses.) * ** See Notes to consolidated financial statements on pages 16-17.

Change in Retained Earnings * (Six months ended September 30)
	Yen (millions)			U.S. Dollars (millions)

	2005	2004		2005
Balance at beginning of year	¥2,461,071	¥2,442,504		$21,779
Net income	64,407	56,179		570
Cash dividends	(16,938)	(17,967)		(150)
Transfer to legal reserve	(725)	(4,991)		(6)
Transfer to capital surplus due to merger of subsidiaries	(48)	—		(0)

Balance at end of year	¥2,507,767	¥2,475,725		$22,193

* See Notes to consolidated financial statements on pages 16-17.

Supplementary Information (Six months ended September 30)
	Yen (millions)			U.S. Dollars (millions)

	2005	2004		2005
Depreciation (tangible assets):	¥132,339	¥138,668		$1,171
Capital investment *:	¥159,444	¥145,643		$1,411
R&D expenditures:	¥278,417	¥316,527		$2,464

Number of employees (Sep. 30)	332,548	339,607

*	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

September 30, 2005

With comparative figures for March 31, 2005

	Yen (millions)		U.S. Dollars (millions)
	Sept. 30, 2005	March 31, 2005	Sept. 30, 2005
Assets
Current assets:
Cash and cash equivalents	¥1,455,714	¥1,169,756	$12,882
Time deposits	213,543	144,781	1,890
Short-term investments	16,252	11,978	144
Trade receivables (notes and accounts)	1,091,402	1,251,738	9,659
Inventories	1,006,422	893,425	8,906
Other current assets	527,454	558,854	4,668

Total current assets	4,310,787	4,030,532	38,149

Noncurrent receivables	—	246,201	—
Investments and advances	1,197,666	1,146,505	10,599
Property, plant and equipment, net of accumulated depreciation	1,635,462	1,658,080	14,473
Other assets	946,076	975,563	8,372

Total assets	¥8,089,991	¥8,056,881	$71,593

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥359,033	¥385,474	$3,177
Trade payables (notes and accounts)	893,500	866,019	7,907
Other current liabilities	1,619,575	1,577,398	14,333

Total current liabilities	2,872,108	2,828,891	25,417

Long-term debt	429,250	477,143	3,799
Other long-term liabilities	680,427	710,654	6,021
Minority interests	482,089	495,941	4,266
Common stock	258,740	258,740	2,290
Capital surplus	1,231,516	1,230,701	10,898
Legal reserve	87,813	87,838	777
Retained earnings	2,507,767	2,461,071	22,193
Accumulated other comprehensive income (loss) *	(131,855)	(238,377)	(1,167)
Treasury stock	(327,864)	(255,721)	(2,901)

Total liabilities and stockholders’ equity	¥8,089,991	¥8,056,881	$71,593

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	Sept. 30, 2005	March 31, 2005	Sept. 30, 2005
Cumulative translation adjustments	¥(182,182)	¥(245,642)	$(1,612)
Unrealized holding gains of available-for-sale securities	127,848	72,608	1,131
Unrealized gains of derivative instruments	8,704	6,403	77
Minimum pension liability adjustments	(86,225)	(71,746)	(763)

**	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended September 30)

	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
AVC Networks
Video and audio equipment	¥398.9	¥386.7	103%	$3,530

Information and communications equipment	502.3	524.0	96%	4,445

Subtotal	901.2	910.7	99%	7,975

Home Appliances	270.0	292.1	92%	2,389

Components and Devices	279.4	291.9	96%	2,473

MEW and PanaHome	409.7	375.4	109%	3,626

JVC	184.8	182.0	102%	1,636

Other	165.9	164.4	101%	1,468

Total	¥2,211.0	¥2,216.5	100%	$19,567

Domestic sales	1,109.0	1,150.1	96%	9,814

Overseas sales	1,102.0	1,066.4	103%	9,753

(Six months ended September 30)

	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
AVC Networks
Video and audio equipment	¥744.4	¥732.2	102%	$6,588

Information and communications equipment	1,003.0	1,013.8	99%	8,876

Subtotal	1,747.4	1,746.0	100%	15,464

Home Appliances	578.4	609.4	95%	5,119

Components and Devices	531.0	582.5	91%	4,699

MEW and PanaHome	752.4	711.6	106%	6,658

JVC	333.7	354.2	94%	2,953

Other	316.3	314.8	100%	2,799

Total	¥4,259.2	¥4,318.5	99%	$37,692

Domestic sales	2,173.7	2,202.9	99%	19,236

Overseas sales	2,085.5	2,115.6	99%	18,456

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Six months ended September 30)

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2005	Percentage 2005/2004	Yen (billions) 2005	Percentage 2005/2004
AVC Networks
Video and audio equipment	¥227.0	101%	¥517.4	102%

Information and communications equipment	481.3	100%	521.7	98%

Subtotal	708.3	101%	1,039.1	100%

Home Appliances	336.7	92%	241.7	99%

Components and Devices	198.2	87%	332.8	94%

MEW and PanaHome	644.6	105%	107.8	107%

JVC	97.6	100%	236.1	92%

Other	188.3	96%	128.0	108%

Total	¥2,173.7	99%	¥2,085.5	99%

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Six months ended September 30)

By Business Segment:

	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
[Sales]

AVC Networks	¥1,881.8	¥1,883.6	100%	$16,653
Home Appliances	603.7	660.4	91%	5,342
Components and Devices	680.8	792.4	86%	6,025
MEW and PanaHome	837.4	734.5	114%	7,411
JVC	336.3	360.3	93%	2,976
Other	618.8	539.3	115%	5,476

Subtotal	4,958.8	4,970.5	100%	43,883
Eliminations	(699.6)	(652.0)	—	(6,191)

Consolidated total	¥4,259.2	¥4,318.5	99%	$37,692

[Segment Profit] **

AVC Networks	¥84.8	¥68.3	124%	$750
Home Appliances	39.5	37.8	105%	350
Components and Devices	33.7	39.5	85%	298
MEW and PanaHome	28.5	24.6	116%	252
JVC	(4.0)	4.6	—	(35)
Other	28.7	16.1	178%	254

Subtotal	211.2	190.9	111%	1,869
Corporate and eliminations	(40.1)	(34.6)	—	(355)

Consolidated total	¥171.1	¥156.3	109%	$1,514

By Domestic and Overseas Company Location:
	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
[Sales]

Japan	¥3,303.9	¥3,285.6	101%	$29,238
Americas	669.6	643.6	104%	5,926
Europe	491.1	528.4	93%	4,346
Asia, China and others	1,344.4	1,261.6	107%	11,897

Subtotal	5,809.0	5,719.2	102%	51,407
Eliminations	(1,549.8)	(1,400.7)	—	(13,715)

Consolidated total	¥4,259.2	¥4,318.5	99%	$37,692

[Segment Profit]

Japan	¥160.9	¥126.0	128%	$1,424
Americas	9.0	11.5	78%	80
Europe	(0.4)	8.8	—	(4)
Asia, China and others	44.0	50.6	87%	389

Subtotal	213.5	196.9	108%	1,889
Corporate and eliminations	(42.4)	(40.6)	—	(375)

Consolidated total	¥171.1	¥156.3	109%	$1,514

* **	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Six months ended September 30)

	Yen (millions)		U.S. Dollars (millions)
	2005	2004	2005
Cash flows from operating activities:
Net income	¥64,407	¥56,179	$570
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	150,524	156,922	1,332
Net gain on sale of investments	(19,054)	(10,914)	(169)
Provision for doubtful receivables	2,732	6,083	24
Deferred income taxes	25,951	5,758	230
Write-down of investment securities	6,666	1,663	59
Impairment loss on long-lived assets	5,433	13,032	48
Minority interests	(6,596)	15,346	(58)
(Increase) decrease in trade receivables	(6,265)	48,251	(56)
(Increase) decrease in inventories	(94,925)	(104,660)	(840)
(Increase) decrease in other current assets	(14,584)	(11,941)	(129)
Increase (decrease) in trade payables	76,916	(16,389)	681
Increase (decrease) in accrued income taxes	3,047	3,178	27
Increase (decrease) in accrued expenses and other current liabilities	37,548	46,837	332
Increase (decrease) in retirement and severance benefits	(35,187)	(58,235)	(311)
Other	(4,651)	(4,653)	(41)

Net cash provided by operating activities	¥191,962	¥146,457	$1,699

Cash flows from investing activities:
Proceeds from sale of short-term investments	7,341	1,506	65
Purchase of short-term investments	—	(1,001)	—
Proceeds from disposition of investments and advances	373,936	43,459	3,309
Increase in investments and advances	(126,019)	(33,867)	(1,115)
Capital expenditures	(196,472)	(134,586)	(1,739)
Proceeds from sale of fixed assets	90,381	32,421	800
(Increase) decrease in finance receivables	—	4,597	—
(Increase) decrease in time deposits	81,826	4,446	724
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	—	79,724	—
Proceeds from sale of shares of a financial subsidiary	62,948	—	557
Other	(19,560)	(23,531)	(173)

Net cash provided by (used in) investing activities	¥274,381	¥(26,832)	$2,428

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	27,321	5,111	242
Increase (decrease) in deposits and advances from customers and employees	(5,230)	(134,185)	(46)
Proceeds from long-term debt	30,653	69,968	271
Repayments of long-term debt	(148,198)	(48,297)	(1,312)
Dividends paid	(16,938)	(17,967)	(150)
Dividends paid to minority interests	(9,638)	(11,772)	(85)
Repurchase of common stock	(72,214)	(20,275)	(639)
Sale of treasury stock	88	—	1
Other	4,725	—	42

Net cash used in financing activities	¥(189,431)	¥(157,417)	$(1,676)

Effect of exchange rate changes on cash and cash equivalents	9,046	16,386	80

Net increase (decrease) in cash and cash equivalents	285,958	(21,406)	2,531
Cash and cash equivalents at beginning of period	1,169,756	1,275,014	10,351

Cash and cash equivalents at end of period	¥1,455,714	¥1,253,608	$12,882

*	See Notes to consolidated financial statements on pages 16-17.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3.	On April 1, 2005, Matsushita sold approximately 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) for cash proceeds of 27,756 million yen, and recorded a gain of 10,313 million yen, pursuant to a basic agreement regarding the equity ownership of MLC concluded between the company and STB. As a result of the sale, Matsushita now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of Matsushita as of April 1, 2005.

4.	Comprehensive income was reported as a gain of 170,929 million yen ($1,513 million) for the first half ended September 30, 2005, a gain of 191,419 million yen for the first half ended September 30, 2004, and a gain of 219,606 million yen for the year ended March 31, 2005. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

5.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6.	Employees Pension Funds in certain of the company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare (the Ministry) for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in the first half ended September 30, 2004. A gain of 31,509 million yen from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income in the consolidated statement of income for the first half ended September 30, 2004.

7.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

9.	Number of consolidated companies: 625

10.	Number of companies reflected by the equity method: 71

11.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 113 yen, the approximate rate on the Tokyo Foreign Exchange Market on September 30, 2005.

12.	Each American Depositary Share (ADS) represents 1 share of common stock.

Significant Accounting Policies:

1.	Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. See Note 2 of Notes to consolidated financial statements on page 16.

2.	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

3.	Marketable Securities

The company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

4.	Property, Plant and Equipment, and Depreciation

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method.

5.	Leases

The company accounts for leases in accordance with SFAS No. 13, “Accounting for Leases.”

6.	Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7.	Retirement and Severance Benefits

The company and most of its domestic subsidiaries maintain defined benefit pension plans such as point-based benefits system and cash balance pension plans. Several of its domestic subsidiaries have lump-sum payment plans, while several overseas subsidiaries also maintain defined benefit pension plans.

The company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employer’s Accounting for Pensions.” The transfer of the substitutional portion of Japanese Welfare Pension Insurance is accounted for in accordance with the Emerging Issues Task Force (EITF) Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

8.	Derivative Financial Instruments

The company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Matsushita Electric Industrial Co., Ltd.

Consolidated Information of Marketable Securities *

September 30, 2005

With comparative figures for March 31, 2005

	Yen (millions)
	September 30, 2005			March 31, 2005
	Cost	Fair value	Gross unrealized holding gains (losses)	Cost	Fair value	Gross unrealized holding gains (losses)
Current

Equity securities	—	—	—	—	—	—

Bonds	14,221	14,223	2	5,035	5,035	—

Other debt securities	2,029	2,029	—	6,943	6,943	—

Sub-total	¥16,250	¥16,252	¥2	¥11,978	¥11,978	¥—

Noncurrent

Equity securities	223,641	486,099	262,458	228,202	392,903	164,701

Bonds	103,594	103,551	(43)	71,844	72,104	260

Other debt securities	18,232	18,244	12	18,258	18,282	24

Sub-total	¥345,467	¥607,894	¥262,427	¥318,304	¥483,289	¥164,985

Total	¥361,717	¥624,146	¥262,429	¥330,282	¥495,267	¥164,985

*	The statement of marketable securities represents (presented in yen only) marketable equity securities other than investments in associated companies and all debt securities in accordance with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities.”

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 624 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which has been categorized into the following six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC and Other.

*	For major product lines in each segment, please refer to “Details of Product Categories” on page 21.

2. Business Domain Chart

Details of Product Categories

AVC Networks

Plasma, LCD and CRT TVs, DVD recorders, DVD players, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disc drives, SD Memory Cards, other data storage devices, copiers, printers, telephones, cellular phones and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dishwasher/dryers, electric fans, air purifiers, heating equipment, electric and gas hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, general components (capacitors, resistors, coils, speakers, power supplies, electromechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, motors, dry batteries, rechargeable batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, massage loungers, modular kitchens, exterior furnishing materials, interior furnishing materials, bathroom and fixtures, molding compounds, laminates, relays, switches, sensors, connectors, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, land lots for housing, condominiums, residential real estate, etc.

JVC

LCD, rear projection, plasma and CRT TVs, camcorders, VCRs, DVD recorders, DVD players, MD/CD/DVD audio systems and other audio equipment, car AV systems, professional video surveillance equipment, professional audio equipment, professional video equipment, professional video projectors, motors, optical pickups, high-density multi-layer printed wiring boards, deflection yokes, AV software for CDs, DVDs and video tapes, recording media, furnitures, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, bicycles, imported materials and components, etc.

Please Note: The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income

(Six months ended September 30)

	Yen (millions)		Percentage 2005/2004
	2005	2004
Net sales	¥2,176,102	¥2,071,337	105%
Cost of sales	(1,750,430)	(1,691,757)
Selling, general and administrative expenses	(365,863)	(319,805)

Operating profit	59,809	59,774	100%

Interest income	490	1,952
Dividend income	72,790	36,481
Other income	13,322	16,718
Interest expense	(3,090)	(5,452)
Other expenses	(50,781)	(41,353)

Recurring profit	92,540	68,121	136%

Non-recurring profit	40,160	6,018
Non-recurring loss	(27,533)	(12,817)

Income before income taxes	105,167	61,322	171%
Provision for income taxes
Current	(16,765)	(11,206)
Deferred	7,297	349

Net income	¥95,699	¥50,465	190%

Unappropriated retained earnings at beginning of period	43,787	41,011
Interim dividend	—	—
Unappropriated retained earnings at end of period	139,486	91,477

Notes to parent-alone financial statements:

1.	For the above figures of the first half, ending September 30, 2005, amounts less than 1 million yen have been rounded to the nearest whole million yen amount in the accompanying parent-alone financial statement. While, for the above figures of the first half, ending September 30, 2004, amounts less than 1 million yen were omitted in parent-alone financial statements.

2.	Similarly, in the descriptions on pages 5, 6 and 24 regarding parent-alone results and parent-alone sales breakdown, amounts less than one-tenth of a billion yen are rounded to the nearest whole billion yen amount.

3.	Non-recurring profit for the first half ended September 30, 2005 includes 20,959 million yen related to the sale of shares of a subsidiary, 9,593 million yen related to the sale of securities, and 5,429 million yen as a result of the sale of certain fixed assets. Non-recurring loss for the first half ended September 30, 2005 includes 27,104 million yen for business restructuring expenses such as losses associated with the employment structural reforms at several domestic businesses and the reorganization of domestic consumer sales and distribution.

4.	Net income per common share,

	2005	2004
basic	42.81yen	21.79 yen

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

September 30, 2005

With comparative figures for March 31, 2005

	Yen (millions)
	September 30, 2005	March 31, 2005
Assets

Current assets:
Cash and deposits	¥728,177	¥449,124
Trade receivables (notes and accounts)	525,350	512,017
Inventories	187,286	164,053
Other current assets	390,783	516,436

Total current assets	1,831,596	1,641,630

Fixed assets:
Tangible fixed assets	368,739	391,514
Intangibles	28,267	27,577
Investments and advances	2,938,993	2,859,819

Total fixed assets	3,335,999	3,278,910

Total assets	¥5,167,595	¥4,920,540

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables (notes and accounts)	¥471,625	¥435,491
Accrued income taxes	3,169	3,427
Other current liabilities	1,323,070	1,246,183

Total current liabilities	1,797,864	1,685,101

Long-term debt and employee retirement and severance benefits	534,095	455,690

Total liabilities	2,331,959	2,140,791

Shareholders’ equity:
Capital	258,740	258,740
Capital surplus	569,882	571,848
Retained earnings	2,200,292	2,121,787
Unrealized holding gains of available-for-sale securities	135,479	83,817
Treasury stock	(328,757)	(256,443)

Total shareholders’ equity	2,835,636	2,779,749

Total liabilities and shareholders’ equity	¥5,167,595	¥4,920,540

*	See Notes to parent-alone financial statements on page 22.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Sales Breakdown *

(Six months ended September 30)

	Yen (billions)		Percentage 2005/2004
	2005	2004
AVC Networks
Video and audio equipment	¥417.6	¥414.0	101%

Information and communications equipment	495.1	456.6	108%

Subtotal	912.7	870.6	105%

Home Appliances	364.0	375.4	97%

Components and Devices	387.0	440.6	88%

MEW Products	87.2	19.4	450%

Other	425.2	365.1	116%

Total	¥2,176.1	¥2,071.3	105%

Domestic sales	1,219.3	1,177.6	104%

Exports	956.8	893.6	107%

*	See Notes to parent-alone financial statements on page 22.

Management Policy

(1) Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is contributing to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Matsushita, as a public entity, is committed to its relationships with all stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since the company’s founding, Matsushita has managed its businesses in a manner reflecting the company’s belief in the importance of profit return to shareholders. Historically, Matsushita has distributed dividends at a consistent level to shareholders. In fiscal 2005, ended March 2005, however, along with the implementation of a new mid-term growth strategy, Matsushita changed the company’s policy regarding return to shareholders, which historically emphasized a stable level of dividends, to a new policy which takes into consideration consolidated business performance.

Specifically, Matsushita provides return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated cash flows.

1)	Dividends:

From the perspective of return on the capital investment made by shareholders, Matsushita, in principle, distributes profits to shareholders based on its consolidated business performance. Matsushita also aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the company’s financial condition.

2)	Own share repurchases:

Matsushita provides return to shareholders by enhancing shareholder value per share through a reduction, in effect, of the number of outstanding shares. This is accomplished by repurchasing the company’s own shares with surplus cash flows.

In line with the policies described above, for fiscal 2006, ending March 2006, Matsushita increased interim cash dividends from 7.50 yen per common share in fiscal 2005, to 10.00 yen per common share in fiscal 2006, and also plans to increase year-end cash dividends from 7.50 yen per common share in fiscal 2005, to 10.00 yen per common share in fiscal 2006, subject to approval at the company’s ordinary general meeting of shareholders to be held in June 2006. If implemented, total cash dividends for the full fiscal year 2006 will be 20.00 yen per common share.

Regarding own share repurchases, Matsushita plans to acquire up to 120 million shares of its own stock for a maximum of 150 billion yen through the end of March 2006.

In principle, Matsushita intends to hold approximately 10% of total issued shares as treasury stock. Matsushita will strategically utilize treasury stock for such purposes as M&A activities to enhance shareholder value on a per share basis.

(3) Company’s Policy on Reduction of the Share Trading Unit Size

Amendments to the Japanese Commercial Code that took effect in October 2001 allow listed companies to reduce the number of shares per unit for trading (“share trading unit”) on stock markets in Japan. Matsushita has given careful consideration as to whether or not it should avail itself to this eased restriction, but, as of today, the company believes it is too early to do so. Recognizing the importance of increased participation in capital markets by individual investors, Matsushita, over the years, has implemented various measures with individual shareholders in mind. Some of these include renewal of the company’s investor relations website, more detailed business reports to shareholders and improved general shareholder meeting arrangements. Since Matsushita is aware that a reduction in the share trading unit size is an effective method for broadening its individual shareholder base, the company will continue to discuss and evaluate possible benefits resulting from a reduction in the share trading unit size.

(4) Corporate Management Strategies and Challenges

Matsushita aims to achieve, through cutting-edge technologies, global excellence in 2010, or in other words, to become a leading company in all aspects of management and a company that is supported by its customers worldwide, by pursuing the corporate visions of contributing to the realization of a ubiquitous networking society and coexistence with the global environment, under the global brand slogan “Panasonic ideas for life,” which represents a commitment to deliver “ease of use and convenience,” “security and brand loyalty” and “inspiring” products and services.

Regarding the business environment for fiscal 2006, Matsushita expects to continue to encounter severe conditions, such as slowdown in growth in the electronics industry, ever-intensifying global price declines in digital products and rising raw materials prices, including crude oil prices. Under these circumstances, Matsushita views fiscal 2006 as crucial to the success of its Leap Ahead 21 plan for the three-year period ending March 2007. Accordingly, Matsushita is implementing various initiatives to achieve the goals of the plan, despite a severe environment.

<Principal Initiatives for Fiscal 2006>

1. V-products

For fiscal 2006 Matsushita intends to develop a new series of V-products to capture leading shares in high-volume markets and make a significant contribution to overall business results, with sales expected to reach 1.5 trillion yen in 67 product categories, exceeding the previous year’s result. During the first half of fiscal 2006, V-products, including flat-panel TVs, digital cameras and air conditioners, among others, recorded sales of about 620 billion yen. Matsushita will continue to develop new products with emphasis on the creation of black-box technologies, environmentally friendly features, while incorporating universal design concepts.

2. R&D and Investment Strategy

In order to develop a succession of new products, it is imperative to increase R&D efficiency. Matsushita developed a new Integrated Platform that integrates hardware and software for a wide range of digital products. In fiscal 2006, by utilizing this platform across multiple digital product categories, Matsushita hopes to raise R&D efficiency more than fivefold compared with traditional non-platform R&D.

Matsushita will continue to focus investment into strategic businesses, including semiconductors, particularly advanced system LSIs, which are the key components in digital products, and plasma TVs, for which global demand is expected to increase significantly, as well as fuel cell co-generation systems for the home that contribute to the prevention of global warming. In semiconductors, Matsushita is investing approximately 130 billion yen from fiscal 2005 in a new factory for state-of-the-art system LSIs in Uozu, Japan, where commercial shipments started in October of 2005. The company is also investing some 95 billion yen from fiscal 2005 in a new PDP factory in Amagasaki, Japan, where operations started in September of 2005. With this new factory, Matsushita further augmented one of the world’s largest PDP manufacturing operations.

3. Overseas Strategy

Overseas operations serve as a “growth engine” for the entire Matsushita Group. China, in particular, is key to achieving growth overseas. In this market, Matsushita aims to record sales of approximately 1 trillion yen in fiscal 2007. To achieve this goal, Matsushita is developing and launching high value-added products, placing greater emphasis on sales at high-volume retailers and augmenting the company’s IT infrastructures. Matsushita is also expanding simultaneous global product introductions to include more models in a wide variety of product categories. Furthermore, Matsushita is promoting cutting-edge digital AV equipment such as flat-panel TV, DVD recorders and digital cameras in global markets, while aggressively marketing unique washer/dryers with a tilted drum and other high value-added products.

4. Strengthened Management Structure

Matsushita is implementing the Next Cell Production Project to improve cost competitiveness, while minimizing inventories. The company is also strengthening management structures and increasing profitability through a Second Corporate Cost Busters Project to eliminate redundancies throughout all areas of the company.

5. Collaboration with Matsushita Electric Works, Ltd. (MEW)

Through collaboration with MEW that started in fiscal 2005, Matsushita strategically utilizes the management resources of both companies. Specifically, Matsushita provides customers with solutions for comfortable living through the successive launch of Collaboration V-products and the expansion of systems solutions businesses, including security and energy control management, effectively integrating the technologies, products and services of both Matsushita and MEW.

(5) The Concept and Initiatives of Corporate Governance

1. Corporate Governance Structure

[The Board of Directors and Executive Officer System]

Under its basic philosophy of contributing to society as a public entity, Matsushita has long been committed to enhancing corporate governance. As such, it was one of the first Japanese companies to invite Outside Directors to serve on its Board of Directors, and also established an Advisory Board comprised of distinguished outside leaders. In fiscal 2004, ended March 2004, Matsushita implemented reforms to establish an optimum management and governance structure tailored to the group’s new business domain-based organizational structure. Under the new structure, Matsushita has empowered each of its business domain companies through delegation of authority. At the same time, the company set up an Executive Officer System to provide for the execution of business at its various domestic and overseas group companies. This facilitates the development of optimum corporate strategies that integrate the group’s comprehensive strengths.

In addition, Matsushita realigned the role and structure of the Board of Directors to ensure swift and strategic decision-making, as well as the optimum monitoring of groupwide matters. Specifically, the Board of Directors can now concentrate on corporate strategies and the supervision of business domain companies, while Executive Officers handle responsibilities relating to day-to-day operations. Taking into consideration the diversified scope of its business operations, Matsushita has opted to maintain a system where Executive Officers, who are most familiar with the specifics of their respective operations, take an active part in the Board of Directors. To clarify the responsibilities of Directors and create a more dynamic organization, the company has limited the term of each Director to one year.

[Corporate Auditors and the Board of Corporate Auditors]

Pursuant to the Commercial Code of Japan and relevant laws and ordinances, Matsushita has established a Board of Corporate Auditors, which monitors the status of corporate governance and keeps abreast of the day-to-day activities of management, including the Board of Directors. Corporate Auditors participate in shareholder meetings and Board of Directors meetings, and have legal authority to receive reports from Directors, employees and accounting auditors. Full-time Senior Auditors also attend important management meetings and conduct checks in order to ensure effective monitoring. To augment the internal auditing functions in business domain companies, Matsushita has assigned Full-time Auditors at each internal divisional company. The company also inaugurated regular Group Auditor Meetings to enhance their collaboration with the Corporate Auditors at Matsushita subsidiaries.

Corporate Governance Structure

<Functions of Board of Directors, Executive Officers, and Board of Corporate Auditors>

2. Internal Control Structure

[Corporate Business Ethics and Compliance]

In 1992, Matsushita formulated its Code of Conduct, a set of guidelines explaining the company’s business philosophy in an easy-to-understand manner. After a revision in 1998, the Code was again amended to the Code of Conduct of the Matsushita group in January 2005, making it more applicable to global and groupwide operations from the standpoint of corporate social responsibility (CSR). The Code now applies to all Directors, Executive Officers, and employees of the Matsushita group. Moreover, Directors and Executive Officers in charge of ensuring observance of the Code were appointed at each group company. In February 2004, the company established a Code of Ethics for Directors and Executive Officers. Matsushita also set up a Corporate Business Ethics Hotline, enabling employees to get advice on work-related and other matters. In addition, in July 2005, Matsushita established a system whereby the Board of Corporate Auditors can directly receive concerns from employees in regards to accounting or auditing irregularities.

In March 2003, the company established a Corporate Compliance Committee chaired by the President, and composed of Directors, Executive Officers and Corporate Auditors. Matsushita also compiled an in-house handbook, called the Corporate Compliance Guide, as a concise guidebook explaining relevant rules and regulations. Matsushita is making concerted efforts to increase awareness of these rules and regulations among all employees.

[Risk Management]

In April 2005, Matsushita established the Global and Group (G&G) Risk Management Committee to evaluate risk information gathered across the Group’s global network. In specific terms, Matsushita integrates and evaluates risk information collected from the risk management committees of each domain company and regional headquarters company and formulates appropriate countermeasures on a timely basis. With respect to information security, in January 2004, Matsushita established the Corporate Information Security Division to effectively manage and control confidential corporate and private individual information to promote compliance across the group’s global network, and to reinforce audit functions and structures.

[Internal Controls over Financial Reporting]

Matsushita has documented its internal control system designed to ensure reliability in its financial reporting, ranging from the control infrastructure to actual internal control activities. In fiscal 2005, the company reinforced its internal controls by implementing self-checks and self-assessment programs, in addition to regular internal auditing, in each business domain company. Matsushita has also appointed an Internal Auditing Manager at each business domain company who audits the compliance status and effectiveness of internal controls. These activities are supervised by the Corporate Internal Auditing Group in order to ensure the reliability of each company’s financial reporting.

[Establishment of Information Disclosure Structure and Execution of Accountability]

To enhance transparency and ensure accountability, the company established the Disclosure Committee, consisting of general or executive managers from departments that handle relevant information. The Committee checks the propriety of statements and descriptions in the company’s annual securities report submitted to the Japanese regulatory authorities, and annual reports including Form 20-F, while confirming the appropriateness and effectiveness of disclosure controls and procedures.

3. Overview of Relationship among the Company, Outside Directors, and Outside Corporate Auditors in regard to Personal, Capital, and Business Relationships

As of September 30, 2005, the company has two Outside Directors and two Outside Corporate Auditors. At present, there are no special interests between the company and those Outside Directors and Corporate Auditors.

4. Policy toward Large-scale Purchases of Matsushita Shares

With the aim of maximizing shareholder value, in April 2005, the Board of Directors approved plans to proactively provide returns to shareholders and adopted a policy toward large-scale purchases of Matsushita Electric Industrial Co., Ltd. shares.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, sufficient information should be provided through the Board of Directors to shareholders if a large-scale purchase is to be conducted. Under the above-mentioned basic philosophy, the Board of Directors decided to adopt a new rule applicable to large-scale purchasers who intend to acquire 20% or more of all voting rights of the company. The new rule requires that (i) a large-scale purchaser provides sufficient information to the Board of Directors before a large-scale purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time during which it will assess, examine, negotiate, form an opinion and seek alternatives. In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures to protect the interest of all shareholders.

For further details, please see the press release issued on April 28, 2005 entitled “Matsushita Announces Policy toward Large-scale Purchases of Matsushita Shares (Enhancement of shareholder value (ESV) plan).”

(6) Matters concerning the parent company

Matsushita has no parent company.

# # #

October 28, 2005

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2006

First Half, ended September 30, 2005

1.	Sales breakdown for Fiscal 2006 First Half, ended September 30, 2005

Second Quarter <Jul. to Sep. 2005>	yen (billions)

By Product Category	Total	06/05	Local currency basis 06/05	Domestic	06/05	Overseas	06/05	Local currency basis 06/05
Video and audio equipment	398.9	103%	102%	113.7	97%	285.2	106%	104%
Information and communications equipment	502.3	96%	95%	232.9	90%	269.4	101%	99%
AVC Networks	901.2	99%	98%	346.6	92%	554.6	103%	102%
Home Appliances	270.0	92%	92%	163.2	88%	106.8	101%	99%
Components and Devices	279.4	96%	94%	100.8	88%	178.6	100%	98%
MEW and PanaHome	409.7	109%	109%	355.0	109%	54.7	108%	106%
JVC	184.8	102%	100%	50.9	109%	133.9	99%	98%
Other	165.9	101%	100%	92.5	89%	73.4	120%	119%

Total	2,211.0	100%	99%	1,109.0	96%	1,102.0	103%	101%

First Half <Apr. to Sep. 2005>							yen (billions)
By Product Category	Total	06/05	Local currency basis 06/05	Domestic	06/05	Overseas	06/05	Local currency basis 06/05
Video and audio equipment	744.4	102%	101%	227.0	101%	517.4	102%	101%
Information and communications equipment	1,003.0	99%	98%	481.3	100%	521.7	98%	97%
AVC Networks	1,747.4	100%	100%	708.3	101%	1,039.1	100%	99%
Home Appliances	578.4	95%	95%	336.7	92%	241.7	99%	99%
Components and Devices	531.0	91%	91%	198.2	87%	332.8	94%	93%
MEW and PanaHome	752.4	106%	106%	644.6	105%	107.8	107%	106%
JVC	333.7	94%	94%	97.6	100%	236.1	92%	91%
Other	316.3	100%	100%	188.3	96%	128.0	108%	108%

Total	4,259.2	99%	98%	2,173.7	99%	2,085.5	99%	98%

yen (billions)

Overseas Sales by Region	Fiscal 2006 Second Quarter Results			Fiscal 2006 First Half Results
		06/05	Local currency basis 06/05		06/05	Local currency basis 06/05
North and South America	359.9	105%	103%	682.3	105%	105%
Europe	264.4	97%	96%	507.0	91%	89%
Asia	290.1	107%	103%	548.6	101%	99%
China	187.6	106%	104%	347.6	96%	96%

Total	1,102.0	103%	101%	2,085.5	99%	98%

2.	Segment Information

<Consolidated>	yen (billions)

	Fiscal 2006 Second Quarter Results					Fiscal 2006 First Half Results
	Sales	06/05	Segment profit	% of sales	06/05	Sales	06/05	Segment profit	% of sales	06/05
AVC Networks	968.4	99%	56.4	5.8%	110%	1,881.8	100%	84.8	4.5%	124%
Home Appliances	280.5	89%	20.9	7.4%	101%	603.7	91%	39.5	6.5%	105%
Components and Devices	347.0	89%	27.8	8.0%	117%	680.8	86%	33.7	4.9%	85%
MEW and PanaHome	452.6	118%	24.1	5.3%	128%	837.4	114%	28.5	3.4%	116%
JVC	184.8	100%	-1.1	-0.6%	—	336.3	93%	-4.0	-1.2%	—
Other	329.1	115%	19.5	5.9%	241%	618.8	115%	28.7	4.6%	178%

Total	2,562.4	101%	147.6	5.8%	119%	4,958.8	100%	211.2	4.3%	111%

Corporate and eliminations	-351.4	—	-22.5	—	—	-699.6	—	-40.1	—	—

Consolidated total	2,211.0	100%	125.1	5.7%	111%	4,259.2	99%	171.1	4.0%	109%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

3.	Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>	yen (billions)

	Fiscal 2006 First Half Results
		06-05
AVC Networks	39.2	+3.8
Home Appliances	17.0	+0.5
* Components and Devices	65.6	+6.1
MEW and PanaHome	19.2	+7.9
JVC	8.5	-2.4
Other	9.9	-2.1

Total	159.4	+13.8

* semiconductors only	(45.0)	(+10.0)

** These figures are calculated on an accrual basis.
Depreciation(Tangible Assets)
<Consolidated>	yen (billions)
	Fiscal 2006 First Half Results
		06-05
	132.3	-6.3
R&D Expenditures
<Consolidated>	yen (billions)
	Fiscal 2006 First Half Results
		06-05
	278.4	-38.1

4.	Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2005			Fiscal 2006
	Second Quarter	First Half	Full Year	Second Quarter	First Half
U.S.Dollars	¥110	¥109	¥108	¥108	¥106
Euro	¥131	¥131	¥133	¥135	¥135

<Rates Used for Consolidation>

	Fiscal 2005			Fiscal 2006
	Second Quarter	First Half	Full Year	Second Quarter	First Half
U.S.Dollars	¥110	¥110	¥108	¥111	¥109
Euro	¥134	¥133	¥135	¥136	¥136

5.	Number of Employees

<Consolidated>	(persons)

	end of Sep. 2004	end of Mar. 2005	end of Jun. 2005	end of Sep. 2005
Domestic	150,474	150,642	149,221	147,126
Overseas	189,133	184,110	183,653	185,422

Total	339,607	334,752	332,874	332,548

6.	Other Information

(shares)

Issued Shares as of September 30, 2005	(a)	2,453,053,497
Treasury Stock as of September 30, 2005	(b)	236,275,429
Outstanding Shares (excluding treasury stock) as of September 30, 2005	(a)-(b)	2,216,778,068

	Fiscal 2005			Fiscal 2006
	Second Quarter	First Half	Annual Results	Second Quarter	First Half
Net income per common share, basic	¥10.10	¥24.26	¥25.49	¥13.94	¥28.82
Net income per common share, diluted	¥10.10	¥24.26	¥25.49	¥13.94	¥28.82
Stockholders’ equity per common share at the end of each period	¥1,564.14	—	¥1,569.39	¥1,635.76	—

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales.

As such, amounts herein do not correspond to those in Segment information.

<Consolidated>

yen (billions)

	Products	Fiscal 2006 Second Quarter				Fiscal 2006 First Half
		Sales		06/05		Sales		06/05
AVC Networks	VCRs	43.7		76%		89.8		81%
	Digital cameras	33.4		220%		55.5		217%
	TVs	213.1		116%		391.7		114%
	[Plasma TVs only]	[105.2	]	[187%	]	[183.3	]	[181%	]
	DVD recorders	26.5		101%		49.9		96%
	Audio equipment	46.0		80%		91.9		82%
	Information equipment	316.6		108%		616.8		109%
	Communications equipment	185.7		80%		386.2		87%
	[Mobile communications equipment only]	[91.3	]	[68%	]	[199.8	]	[77%	]
Home Appliances	Air conditioners	48.3		97%		137.6		102%
	Refrigerators	29.9		100%		55.9		100%
Components and Devices	General components	91.8		101%		177.9		95%
	Semiconductors *	120.5		98%		231.5		89%
	Batteries	75.3		101%		140.6		97%
Other	FA equipment	53.0		119%		93.7		103%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2006 is 477.0 billion yen, mostly unchanged from fiscal 2005.

<Attachment 2>

Financial Data for the Primary Business Domain Companies in the AVC Networks Segment

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2006 Second Quarter Results

yen (billions)

	Sales		Domain company profit
		06/05		06/05	% of sales
Panasonic AVC Networks Company	387.0	113%	20.5	143%	5.3%
Panasonic Communications Co., Ltd.	125.8	105%	5.1	102%	4.1%
Panasonic Mobile Communications Co., Ltd.	114.8	75%	-1.9	—	-1.7%

Fiscal 2006 First Half Results

yen (billions)

	Sales		Domain company profit
		06/05		06/05	% of sales
Panasonic AVC Networks Company	725.8	106%	28.0	144%	3.9%
Panasonic Communications Co., Ltd.	242.7	101%	9.8	118%	4.0%
Panasonic Mobile Communications Co., Ltd.	246.4	85%	-5.3	—	-2.2%

Notes:

1.	The above information for Panasonic AVC Networks Company does not include sales and profit of domestic and overseas sales divisions.
2.	The above information for Panasonic Communications Co., Ltd. and Panasonic Mobile Communications Co., Ltd. does not include sales and profit of certain overseas sales divisions.

<Capital Investment> *

Fiscal 2006 Second Quarter Results

yen (billions)

	Capital investment
	06-05
Panasonic AVC Networks Company	10.9	-0.9
Panasonic Communications Co., Ltd.	3.0	+0.2
Panasonic Mobile Communications Co., Ltd.	1.5	+0.3
Fiscal 2006 First Half Results
	yen (billions)
	Capital investment
	06-05
Panasonic AVC Networks Company	20.0	+0.7
Panasonic Communications Co., Ltd.	4.8	+0.6
Panasonic Mobile Communications Co., Ltd.	2.2	+0.2

*	These figures are calculated on an accrual basis.

<Attachment 3> Reference

Segment information for fiscal 2005 through fiscal 2006

<Consolidated>

Fiscal 2006 Results

Sales

yen (billions)

	First Half
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05
AVC Networks	913.4	101%	968.4	99%	1,881.8	100%
Home Appliances	323.2	94%	280.5	89%	603.7	91%
Components and Devices	333.8	83%	347.0	89%	680.8	86%
MEW and PanaHome	384.8	110%	452.6	118%	837.4	114%
JVC	151.5	86%	184.8	100%	336.3	93%
Other	289.7	115%	329.1	115%	618.8	115%

Total	2,396.4	99%	2,562.4	101%	4,958.8	100%

Corporate and eliminations	-348.2	—	-351.4	—	-699.6	—

Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%

Segment profit
				yen (billions)
	First Half
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05
AVC Networks	28.4	165%	56.4	110%	84.8	124%
Home Appliances	18.6	109%	20.9	101%	39.5	105%
Components and Devices	5.9	37%	27.8	117%	33.7	85%
MEW and PanaHome	4.4	78%	24.1	128%	28.5	116%
JVC	-2.9	—	-1.1	—	-4.0	—
Other	9.2	115%	19.5	241%	28.7	178%

Total	63.6	96%	147.6	119%	211.2	111%

Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—

Consolidated total	46.0	106%	125.1	111%	171.1	109%

Fiscal 2005 Results Sales
												yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	903.9	104%	979.7	103%	1,883.6	103%	1,041.0	97%	934.2	99%	1,975.2	98%	3,858.8	100%
Home Appliances	344.1	117%	316.3	102%	660.4	109%	343.8	110%	328.6	107%	672.4	109%	1,332.8	109%
Components and Devices	403.2	100%	389.2	92%	792.4	96%	356.3	82%	320.3	80%	676.6	81%	1,469.0	89%
MEW and PanaHome	350.5	—	384.0	—	734.5	—	390.8	—	430.8	—	821.6	—	1,556.1	—
JVC	175.9	90%	184.4	86%	360.3	88%	213.4	91%	156.5	89%	369.9	90%	730.2	89%
Other	252.1	112%	287.2	115%	539.3	113%	250.5	105%	237.3	101%	487.8	103%	1,027.1	108%

Total	2,429.7	122%	2,540.8	118%	4,970.5	120%	2,595.8	114%	2,407.7	117%	5,003.5	115%	9,974.0	117%

Corporate and eliminations	-327.7	—	-324.3	—	-652.0	—	-299.3	—	-309.1	—	-608.4	—	-1,260.4	—

Consolidated total	2,102.0	119%	2,216.5	118%	4,318.5	119%	2,296.5	113%	2,098.6	116%	4,395.1	114%	8,713.6	116%

Segment profit
												yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	17.2	107%	51.1	121%	68.3	117%	25.7	77%	33.4	90%	59.1	83%	127.4	99%
Home Appliances	17.1	253%	20.7	170%	37.8	199%	21.6	108%	18.2	133%	39.8	118%	77.6	147%
Components and Devices	15.7	368%	23.8	111%	39.5	153%	9.1	67%	9.2	85%	18.3	75%	57.8	115%
MEW and PanaHome	5.7	—	18.9	—	24.6	—	20.3	—	19.0	—	39.3	—	63.9	—
JVC	2.7	132%	1.9	23%	4.6	46%	7.2	72%	-1.9	—	5.3	36%	9.9	40%
Other	8.0	331%	8.1	172%	16.1	225%	8.9	208%	13.3	403%	22.2	292%	38.3	261%

Total	66.4	210%	124.5	140%	190.9	159%	92.8	114%	91.2	131%	184.0	122%	374.9	138%

Corporate and eliminations	-22.9	—	-11.7	—	-34.6	—	-4.5	—	-27.3	—	-31.8	—	-66.4	—

Consolidated total	43.5	217%	112.8	189%	156.3	196%	88.3	124%	63.9	142%	152.2	131%	308.5	158%

<Attachment 4> Reference

Segment information for fiscal 2003 through fiscal 2004

<Consolidated>

Fiscal 2004 Results

Sales

yen (billions)

	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
AVC Networks	873.3	98%	954.6	109%	1,827.9	103%	1,068.4	112%	944.0	100%	2,012.4	106%	3,840.3	105%
Home Appliances	294.2	99%	309.8	100%	604.0	99%	312.6	101%	306.6	110%	619.2	105%	1,223.2	102%
Components and Devices	405.2	100%	421.3	97%	826.5	98%	432.3	95%	400.9	97%	833.2	96%	1,659.7	97%
JVC	195.3	94%	214.1	95%	409.4	95%	233.3	100%	176.3	95%	409.6	98%	819.0	96%
Other	225.9	106%	250.2	134%	476.1	119%	238.6	122%	234.0	105%	472.6	113%	948.7	116%

Total	1,993.9	99%	2,150.0	106%	4,143.9	102%	2,285.2	107%	2,061.8	101%	4,347.0	104%	8,490.9	103%

Corporate and eliminations	-230.3	—	-273.9	—	-504.2	—	-253.9	—	-253.1	—	-507.0	—	-1,011.2	—

Consolidated total	1,763.6	98%	1,876.1	103%	3,639.7	101%	2,031.3	105%	1,808.7	98%	3,840.0	102%	7,479.7	101%

Segment profit yen (billions)
	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
AVC Networks	16.1	129%	42.2	308%	58.3	223%	33.6	124%	37.2	126%	70.8	125%	129.1	156%
Home Appliances	6.8	65%	12.2	110%	19.0	88%	20.0	136%	13.7	154%	33.7	142%	52.7	117%
Components and Devices	4.3	205%	21.5	149%	25.8	156%	13.5	111%	10.8	415%	24.3	165%	50.1	161%
JVC	2.0	131%	8.1	113%	10.1	115%	10.0	146%	4.6	74%	14.6	111%	24.7	113%
Other	2.4	102%	4.7	63%	7.1	73%	4.3	373%	3.3	157%	7.6	230%	14.7	113%

Total	31.6	109%	88.7	165%	120.3	145%	81.4	131%	69.6	141%	151.0	136%	271.3	140%

Corporate and eliminations	-11.6	—	-29.1	—	-40.7	—	-10.5	—	-24.6	—	-35.1	—	-75.8	—

Consolidated total	20.0	127%	59.6	174%	79.6	159%	70.9	148%	45.0	157%	115.9	151%	195.5	154%

Fiscal 2003 Results Sales yen (billions)
	First Half						Second Half						Fiscal 2003
	First Quarter	03/02	Second Quarter	03/02	First Half	03/02	Third Quarter	03/02	Fourth Quarter	03/02	Second Half	03/02		03/02
AVC Networks	894.4	108%	875.9	104%	1,770.3	106%	951.5	105%	946.4	102%	1,897.9	103%	3,668.2	105%
Home Appliances	297.2	99%	311.2	100%	608.4	99%	310.2	106%	278.9	105%	589.1	105%	1,197.5	102%
Components and Devices	406.7	100%	434.9	114%	841.6	107%	453.9	121%	414.2	111%	868.1	116%	1,709.7	111%
JVC	206.9	109%	226.0	108%	432.9	108%	233.7	100%	184.9	92%	418.6	96%	851.5	102%
Other	212.8	121%	187.0	111%	399.8	116%	196.3	116%	223.0	105%	419.3	110%	819.1	113%

Total	2,018.0	106%	2,035.0	106%	4,053.0	106%	2,145.6	108%	2,047.4	104%	4,193.0	106%	8,246.0	106%

Corporate and eliminations	-224.6	—	-207.4	—	-432.0	—	-210.6	—	-201.7	—	-412.3	—	-844.3	—

Consolidated total	1,793.4	104%	1,827.6	105%	3,621.0	104%	1,935.0	107%	1,845.7	103%	3,780.7	105%	7,401.7	105%

Segment profit yen (billions)
	First Half						Second Half						Fiscal 2003
	First Quarter	03/02	Second Quarter	03/02	First Half	03/02	Third Quarter	03/02	Fourth Quarter	03/02	Second Half	03/02		03/02
AVC Networks	12.5	—	13.7	—	26.2	—	27.0	—	29.6	2114%	56.6	—	82.8	—
Home Appliances	10.4	79%	11.1	72%	21.5	75%	14.8	176%	8.9	—	23.7	578%	45.2	139%
Components and Devices	2.1	—	14.4	—	16.5	—	12.1	—	2.6	—	14.7	—	31.2	—
JVC	1.6	—	7.2	—	8.8	—	6.9	—	6.2	127%	13.1	437%	21.9	—
Other	2.3	—	7.5	—	9.8	—	1.2	—	2.1	—	3.3	—	13.1	—

Total	28.9	—	53.9	—	82.8	—	62.0	—	49.4	—	111.4	—	194.2	—

Corporate and eliminations	-13.2	—	-19.6	—	-32.8	—	-14.0	—	-20.8	—	-34.8	—	-67.6	—

Consolidated total	15.7	—	34.3	—	50.0	—	48.0	—	28.6	—	76.6	—	126.6	—